Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended March 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings:
Net income	$31,533	$23,316	$106,511	$85,303	$66,101	$63,912	$56,742
Fixed charges	10,776	9,518	40,154	37,755	47,020	46,633	41,836
Adjusted earnings	$42,309	$32,834	$146,665	$123,058	$113,121	$110,545	$98,578

Fixed charges:
Interest expense	$10,776	$9,518	$40,154	$37,755	$47,020	$46,633	$41,836
Ratio of earnings to fixed charges	3.9x	3.4x	3.7x	3.3x	2.4x	2.4x	2.4x